SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
 ____________________
FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For August 28, 2018
Commission File Number: 000-55631

CHINA BIOTECH HOLDINGS LIMITED
NOW KNOWN AS
 Zhong Yuan Bio-Technology Holdings Limited
 (Exact name of registrant as specified in its charter)
Cayman Islands
(Jurisdiction of Incorporation or Organization)

CHANG TingTing Tina
Telephone:  + 852 2919-8916
Email: tina19900208@163.com
Suite 2431, Sun Hung Kai Centre
30 Harbour Road, Wanchai, Hong Kong
(Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__               Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____               No ___X__

NAME CHANGE AS RESULT OF MERGER, CHANGE OF JURISDICTION OF INCORPORATION AND FOREIGN PRIVATE ISSUER
On August 28, 2018, the Registrant filed a Form 8-K with the SEC to report that it had merged into its wholly-owned subsidiary. The disclosure in that Form 8-K read as follows:
On August 21, 2018, China Biotech Holdings Limited, a Delaware corporation (the “Company”), completed a redomicile merger to reorganize itself as a Cayman Islands company. Pursuant to the agreement and plan of merger dated as of November 15, 2017 (the “Merger Agreement”), the Company has merged with and into Zhong Yuan Bio-Technology Holdings Limited. an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of the Company (“ZY Cayman”), with ZY Cayman as the surviving company. Each issued and outstanding share of the common stock of the Company was converted into one ordinary share of ZY Cayman.
As a result of the merger the Registrant’s name has changed to Zhong Yuan Bio-Technology Holdings Limited.
Further, the Registrant’s jurisdiction of incorporation or organization has changed to the Cayman Islands, and the Registrant is a Foreign Private Issuer.
The information contained in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

CHINA BIOTECH HOLDINGS LIMITED

Date: December 17, 2018	By:	/s/ CHANG TingTing Tina
CHANG TingTing Tina, Chief Executive Officer